SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, May 2, 2018

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2º andar

CEP 01010-010, São Paulo – SP

Company Oversight Department

Attn:     Ms. Ana Lucia da Costa Pereira –Company Oversight and Stock Offerings Superintendent

Cc.: Securities and Exchange Commission of Brazil (CVM)

Attn:     Mr. Fernando Soares Vieira – Company Relations Superintendent

Mr. Francisco José Bastos Santos – Market Relations and Intermediaries Superintendent

Ref: Official Letter 810/2018-SAE

Dear Sir/Madam:

In reference to Official Letter 810/2018-SAE (“Letter”), dated April 30, 2018, through which you requested clarifications from Braskem S.A. (“Braskem” or “Company”) on an article published on said date in the newspaper Valor Econômico entitled, “Oferta da Braskem” [Braskem Offering], as transcribed below:

Dear Sir/Madam:

The article published in the newspaper Valor Econômico, on April 30, 2018, entitled “Oferta da Braskem” states, among other things, that:

1. The controlling shareholders of the petrochemical company Braskem, namely Petrobrás and Odebrecht, already have begun to form a syndicate of banks that will be responsible for offering shares in the company;

2. The banks Citi, Bank of America, Bradesco BBI and Santander will be among the first to form the group, but the syndicate is not yet closed;

3. Primary and secondary offerings are planned for the first half of the year.

We request clarifications on the above items, by May 2, 2018, including your confirmation or denial, as well as any other information deemed relevant.”

As requested, Braskem clarifies to the market and to its shareholders that:

a)    to date, no studies have been conducted by Braskem for the realization of a primary offering of shares;

b)    Braskem has not contracted any Bank to carry out a share offering, whether primary or secondary;

c)     the decision to carry out a secondary share offering is attributed exclusively to the shareholder(s) of Braskem;

d)    Braskem solicited information from its controlling shareholder, Odebrecht S.A., which informed that no decision has been taken with regard to the realization of a secondary share offering by Braskem and that it has not contracted banks for such; and

e)    similarly, Braskem solicited information from Petrobras, a shareholder that is party to the shareholders’ agreement, which also informed that it has not taken any decision with regard to any transaction involving the sale of shares held by it and that no bank has been contracted for carrying out the alleged transaction.

The Company will keep the market duly informed of any facts deemed relevant involving the matter.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

AMECURRENT 724622264.2 19-jun-17 19:45SP - 9051722v1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.